UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-16463
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Peabody Energy Corporation Amended and Restated
Australian Employee Stock Purchase Plan (formerly the
Peabody Energy Corporation Australian Employee Stock
Purchase Plan)

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826

(Address of principal executive offices)	(Zip Code)

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Financial Condition	3

Statements of Income and Changes in Plan Equity	4

Notes to Financial Statements	5

Signatures	10

Exhibit Index	11

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of financial condition of Peabody Energy Corporation Amended and Restated Australian Employee Stock Purchase Plan (formerly the Peabody Energy Corporation Australian Employee Stock Purchase Plan) (the Plan) as of December 31, 2009 and 2008, and the related statements of income and changes in plan equity for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2009 and 2008, and the income and changes in plan equity for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
St. Louis, Missouri
March 29, 2010

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2009	2008
ASSETS
Participant deposits due from Peabody Energy Corporation	$121,490	$78,935

LIABILITIES
Stock purchase payable	121,490	78,935

PLAN EQUITY	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	December 31,
	2009	2008
ADDITIONS TO NET ASSETS:
Participant contributions	$217,772	$78,935

DEDUCTIONS FROM NET ASSETS:
Contributions held for future stock purchases	(121,490)	(78,935)
Contributions used for stock purchases	(96,282)	—

NET CHANGE IN PLAN EQUITY	—	—

PLAN EQUITY:
Beginning of period	—	—

End of period	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2009 and 2008
1. Description of the Australian Plan
The following description of the Peabody Energy Corporation Amended and Restated Australian Employee Stock Purchase Plan (formerly the Peabody Energy Corporation Australian Employee Stock Purchase Plan) (the Australian Plan), sponsored by Peabody Energy Corporation (the Company), provides only general information. Participants should refer to the plan documents for a more complete description of the Australian Plan’s provisions.
General
Effective October 18, 2007, the Company amended the Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan (formerly the Peabody Energy Corporation Employee Stock Purchase Plan) (the Plan) and reduced the number of shares of common stock authorized for purchase under the Plan from 6.0 million common shares to 5.0 million common shares. As such, 1.0 million common shares were allocated from the Plan to create the Australian Plan effective January 1, 2008. Of the 1.0 million common shares allotted to the Australian Plan, approximately nine thousand shares had been purchased as of December 31, 2009. In January 2010, approximately five thousand shares were purchased under the Australian Plan for the six-month offering period ended December 31, 2009.
The Australian Plan is an employee stock purchase plan that is intended to mirror the provisions of the Plan, except as discussed in Note 4. The Australian Plan enables eligible employees of Peabody Pacific Pty Limited and certain of its subsidiaries (Participating Subsidiaries) to purchase Company common stock at a discount from fair market value. The purchase price is equal to 85% of the lower of the fair market value of the common stock on the first or last day of an offering period, as defined in the Australian Plan. Fair market value is the closing price on each of the applicable dates as quoted on the New York Stock Exchange. Each plan year begins on January 1 and contains two serial offering periods of six-month duration. Subsequent six-month offering periods automatically commence unless otherwise specified by the Australian Plan administrator. Purchased shares of common stock are issued by the Company to participant brokerage accounts maintained outside of the Australian Plan by the Australian Plan custodian. Common stock purchased under the Australian Plan may be newly issued or sold from treasury stock.
Administration of the Australian Plan
The Australian Plan is administered by a committee appointed by the Company’s Board of Directors. Link Market Services serves as the recordkeeper and Macquarie Bank serves as the custodian for the Australian Plan. Administrative expenses of the Australian Plan are paid by the Company.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS, continued
Eligibility
Employees of Peabody Pacific Pty Limited or its Participating Subsidiaries are eligible to participate in the Australian Plan if:
-	their customary employment is more than 20 hours per week and they are employed more than five months per year;
-	they own less than 5% of the total combined voting power of all outstanding stock of all classes of securities of the Company;
-	they initially enroll in the Australian Plan at least fifteen (15) calendar days prior to the start of the offering period; enrollment in the Australian Plan will automatically continue unless the employee elects to discontinue participation; and
-	they are not eligible to participate in and continue to make contributions to an employee stock purchase plan of the Company other than the Australian Plan.
Participation generally begins on the first day of the offering period.
Effective October 23, 2008, the Australian Plan was amended and restated to provide that, in the case of an employee who (a) was a participant in an employee stock purchase plan of the Company other than the Australian Plan on the offering date of an offering period, and (b) transferred directly to employment with Peabody Pacific Pty Limited or a Participating Subsidiary during such offering period (a Transferred Employee), he or she is automatically enrolled in the Australian Plan at the contribution rate in effect for the other employee stock purchase plan of the Company in which he or she participated, subject to his or her right to increase, decrease or discontinue contributions under the Australian Plan
Participant Accounts
A separate account is maintained by the custodian for each Australian Plan participant. Each participant account reflects the quantity and pricing of common share purchases and sales, dividends reinvested, and investment gains and losses. Assets held in participant accounts are neither assets of the Australian Plan nor the Company.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS, continued
Contributions
The Australian Plan allows participants to elect an after-tax contribution rate of 1% to 15% of the participant’s eligible compensation, which includes straight-time wages or base salary. Bonuses, incentive compensation, overtime, commissions and shift premiums paid to a participant are not included in eligible compensation. Australian Plan participants may modify their contribution rate once during each offering period. Contributions are made through payroll deductions and are held by the Company until the common stock is purchased. Employees may not purchase more than US$25,000 or Australia A$25,000 (which ever is lesser) of common stock through the Australian Plan in any calendar year. The value is based on the fair market value of the common stock on the first day of the offering periods. Contributions in excess of this amount are refunded to the participant. No interest is paid on contributions made during an offering period, and the Company does not make contributions to the Australian Plan.
Participant contributions are used to purchase shares of the Company’s common stock at the termination of an offering period. Purchases are made in whole shares, and any residual contributions will be held in employee accounts for the next purchase. A participant may discontinue his or her contributions to, or withdraw from, the Australian Plan prior to 15 days before the end of an offering period. If contributions are discontinued, the participant may request a refund of all contributions made during the offering period or use these contributions deducted during the current offering period to purchase common stock. Any common stock previously purchased during an offering period remains in the participant’s account even if the participant discontinues contributions or withdraws from the Australian Plan during the current offering period. Common stock purchases are made automatically, unless a participant withdrawal is executed.
A participant’s enrollment in the Australian Plan will generally terminate following the termination of his or her employment with Peabody Pacific Pty Limited and all Participating Subsidiaries and all contributions made by the participant during the current offering period will be refunded to the participant. However, if on or after October 23, 2008 a participant transfers directly to employment with the Company or a subsidiary of the Company that is not a Participating Subsidiary during an offering period, he or she may remain enrolled in the Australian Plan through the earliest of the termination date of such offering period, or the termination of such participant’s employment with such subsidiary.
Sale of Common Stock
Common stock purchased under the Australian Plan is subject to a restriction period of three years from the date the common stock is purchased. Common stock may not be sold, pledged or transferred during this restriction period.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS, continued
Dividends
Dividends paid on common stock held in participant accounts are automatically reinvested in additional shares or fractional shares of the Company’s common stock. Common shares purchased with dividends are priced at 100% of the fair market value of the common stock on the date dividends are paid. There is no time requirement for holding common stock purchased with ordinary dividends.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Australian Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Australian Plan administrator and the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.
3. Participant Deposits Due from the Company and Stock Purchase Payable
As of December 31, 2009 and 2008, the Australian Plan had an obligation to purchase the Company’s common stock on behalf of the participants in an amount equal to the participant contributions held on deposit by the Company. The liability is reflected in the accompanying Statements of Financial Condition as “Stock purchase payable.” Amounts contributed by Australian Plan participants during the offering period from July 1, 2009 to December 31, 2009 and July 1, 2008 to December 31, 2008 are reflected as “Participant deposits due from Peabody Energy Corporation” at December 31, 2009 and 2008, respectively. All shares of the Company’s common stock purchased were deposited directly into the participants’ accounts.
4. Tax Status
The Australian Plan is a stock purchase plan that is intended to mirror the provisions of the Plan, except that shareholder approval is not required for adoption of the Australian Plan, in accordance with guidance from the New York Stock Exchange. The Australian Plan is not intended to qualify under Section 423 of the U. S. Internal Revenue Code of 1986.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED AUSTRALIAN
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS, continued
The Australian Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an “Employee Share Scheme” under Division 83A of the Australian Income Tax Assessment Act (1997) (1997 Act). The Australian Plan allows participants to acquire shares in the Company at a 15% discount to the market value of the shares. Effective July 1, 2009, the discount to market value for shares acquired on or after July 1, 2009 is included in participating employees’ income in the year the shares are purchased. For shares purchased prior to July 1, 2009, participating employees were able to elect to include the discount to market value in income in the year the shares were purchased. If employees did not elect to include the discount in income in the year the shares were purchased, the discount will be included in income three years after the purchase date. However, employees with taxable income less than the applicable statutory threshold are entitled to reduce the taxable discount by up to $1,000 Australian dollars. Regardless of whether shares were acquired prior to or after July 1, 2009, participants will be subject to capital gains tax when the shares are sold. Dividend income received on stock held in the participant’s account is taxable to the participant as foreign sourced income and withholding tax paid by the Company in relation to dividends will be available as a tax offset for participants in their Australian income tax returns. The Australian Plan does not provide for income taxes.
5. Plan Amendments and Termination
The Company may amend or terminate the Australian Plan at any time. However, no amendment may adversely affect participant rights under the Australian Plan in the current offering period. The Australian Plan will continue in effect until the earlier of the date the Company terminates the Australian Plan or the date all of the shares of common stock subject to the Australian Plan, as amended from time to time, are purchased. Although it has not expressed any intent to do so, if the Company terminates the Australian Plan, it will terminate in its entirety, and no further purchase rights will be granted or exercised and no further payroll contributions will be collected. In the event of a termination of the Australian Plan, all contributions held by the Australian Plan would be refunded to the Australian Plan participants at the time of termination.

SIGNATURES
Peabody Energy Corporation Amended and Restated Australian Employee Stock Purchase Plan (formerly the Peabody Energy Corporation Australian Employee Stock Purchase Plan). Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Energy Corporation
Amended and Restated Australian
Employee Stock Purchase Plan

Date: March 29, 2010	By:	/s/ ANTONNETTE M. JACKSON Antonnette M. Jackson
Member
Peabody Energy Corporation Australia
Employee Stock Purchase Plan Committee

EXHIBIT INDEX
The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm